Exhibit 99.1

Brenmiller Energy Ltd. announces a postponement of the Series 3 Tradable Warrants Holders meeting to July 3, 2023

Following discussions held with Series 3 Tradable Warrant holders, the Series 3 Tradable Warrant holders meeting will be postponed to July 3, 2023, and the Warrants exercise price will be reduced to NIS 1.30 per share. The exercise period will be shortened to July 6, 2023.

Rosh Ha’ayin, Israel, June 25, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced that following discussions between the Company and holders of Series 3 Tradable Warrants (the “Warrants” and the “Warrant Holders”, respectively), it was decided to postpone the Warrant Holders meeting to July 3, 2023 (instead of June 26, 2023), and to reduce the exercise price of the Warrants from NIS 70 per one ordinary share, par value NIS 0.02 per share of the Company (the “Ordinary Shares”), to an amount of NIS 1.30 per ordinary share, instead of NIS 3.30 per share as the Company initially offered in the original notice of the Warrant Holders meeting which was filed by the Company on June 19, 2023 (the “Original Notice”). There will be no change in the Warrants exercise period, which will be shortened to July 6, 2023, as stipulated in the Original Notice and there will be no changes in other remaining schedules as specified in the Original Notice (the “Updated Proposed Arrangement”).

As previously announced in the Company’s immediate report dated June 19, 2023, the Company’s securities will be delisted from trading on the Tel Aviv Stock Exchange (“TASE”) on July 10, 2023 (instead of June 26, 2023), and the last trading day on TASE will be July 6, 2023 (instead of June 22, 2023) (“The Last Trading Day on TASE”).

To the extent that the Warrant Holders Meeting will approve the Updated Proposed Arrangement, the Company’s Ordinary Shares issued as a result of the exercise of the Warrants will be traded on Nasdaq after the Company’s securities have been delisted from trading on TASE, together with the rest of the Company’s Ordinary Shares under the symbol “BNRG”.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its voluntary delisting from the TASE, including The Last Trading Day on TASE, the delisting date from the TASE and that the Company’s Ordinary Shares issued as a result of the exercise of the Warrants will be traded on Nasdaq after the Company’s securities have been delisted from trading on TASE. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.